Exhibit 99.4

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION
For the First Quarter Ended 30 September 2013 and the
First Three Months of the Fiscal Year Ending 30 June 2014

This Management Discussion and Analysis (“MD&A”) for Continental Energy Corporation (the "Company") has been amended as of 16 July 2014 to include additional disclosure regarding the Company's significant investment in certain Affiliates. This MD&A is intended to supplement and complement the management prepared, unaudited, condensed, interim, consolidated financial statements (the "Interim Statements") dated 30 April 2014 (the "Report Date") and filed on 2 May 2014.

The Interim Statements and this MD&A pertain to the three month period ended 30 September 2013, which corresponds to the First Quarter of the Company's fiscal year ending 30 June 2014. This period is hereinafter referred to as the "First Quarter" or as the "Past Quarter".

All financial information presented herein has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”). All amounts disclosed are in United States dollars unless otherwise stated.

NATURE OF BUSINESS

The Company is an emerging international energy investment company acquiring participating interests in oil, gas, and alternative energy projects, producers, and related services providers outside of North America.

HIGHLIGHTS OF THE FIRST QUARTER

Significant events having material effect on the business affairs of the Company which have occurred during the First Quarter are summarized below:

Private Placement

On 25 July 2013, a private placement was completed for 500,000 units for total proceeds to the Company of $25,000. Each unit consists of one common share of the Company and a warrant to purchase one-half of one common share.

Share Purchase Warrants Activity

During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – On 25 July 2013, as part of a private placement of units, a total of 250,000 warrants having a term of three years and an exercise price of $0.10 per common share were issued.

Expiry– No share purchase warrants expired during this period.

Amendments – No amendments were made to the terms of any outstanding share purchase warrants.

Incentive Stock Options Activity

During the Past Quarter, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry – No outstanding incentive stock options expired.

Amendments – No amendments were made to the terms of any outstanding incentive stock options.

Conversion Rights Activity

During the Past Quarter, the following activity involving rights to convert debt to common shares of the Company occurred:

Exercises - There were no exercises of outstanding conversion rights.

New Issues – There were no new conversion rights issued.

Expiry – No outstanding conversion rights expired.

Amendments – There were no amendments to the terms of any outstanding conversion rights.

Shares Issues

During the Past Quarter, a total of 500,000 new shares were issued.

New Issue – On 25 July 2013, a total of 500,000 common shares were issued pursuant to a private placement.

SHAREHOLDING AT END OF THE FIRST QUARTER

As at the 30 September 2013 end of the First Quarter, the Company's share capital was issued or held in reserve as follows:

  123,315,381 common shares were issued and outstanding.

  15,800,000 unexercised stock options were issued and outstanding.

  11,805,500 unexercised warrants were issued and outstanding.

  5,000,000 common shares were held in reserve against possible conversion of a $250,000 note.

  Nil preferred shares were issued and outstanding.

SUBSEQUENT EVENTS TO THE REPORT DATE

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the First Quarter but prior to the Report Date of this MD&A include the following:

Joint Bid Group Formed in Malaysia

On 7 November 2013, the Company entered into a 50/50 joint bid arrangement with an established Malaysian partner to evaluate opportunities and present carefully selected bids for new oil and gas production sharing and risk service contracts offered in Malaysia by PETRONAS, the national oil company.

Results of Bengara-II Contract Bid Reported

On 23 December 2013, the Company announced that the bid it had submitted in February 2013 for a new Indonesian production sharing contract (PSC) for the Bengara-II Block was not successful. The Company's bid group was one of seven unsuccessful bidders. Indonesian oil and gas regulator, MIGAS, announced the winning bidder for the Bengara-II Block was PT Tansri Madjid Energi, an Indonesian coal mining company. The winning bid consisted of a firm work obligation of minimum value totaling US$ 51,750,000 which included drilling four exploration wells and conducting 2D and 3D seismic, to be carried out during the first three PSC contract years. Additionally, the winner bida cash signature bonus of US$ 2,500,000.

Convertible Promissory Note

On 4 October 2013, the Company and the holder of the convertible promissory note agreed to amend the note by extending the maturity date to 15 November 2013 and on 12 December 2013, the parties further agreed (1) to amend the note by extending the maturity date to 31 January 2014, and (2) to reduce the exercise price of the warrants from $0.08 to $0.05.On 29 March 2014, the parties further agreed to amend the note by extending the maturity date to 30 April 2014 and by extending the term of the warrants to 31 December 2015.

Promissory Note

On 7 November 2013, the Company issued a promissory note to a Malaysian company for proceeds of $100,000. The promissory note had a maturity date of 15 May 2014but was repaid in its entirety on 14 March 2014.

Private Placement

On 23 October2013, pursuant to a private placement agreement, the Company issued 300,000 units for total proceeds of $15,000. Each unit consists of one common share of the Company and one share purchase warrant.

Cease Trade Orders

On 23 December 2013, the British Columbia Securities Commission issued the Company a cease trade order and the Alberta Securities Commission issued a cease trade order on 26 March 2014. These orders were issued because the Company was at the time deficient in its regulatory requirements involving the filing of its audited consolidated financial statements for the year ended 30 June 2013 and Interim Statements for the quarters ended 30 September 2013 and 31 December 2013. The orders prohibit trading of the Company’s securities in Canada until the deficiency is cured by the Company filing the required financial reports and revocation orders are issued by both Commissions. The Company has cured these deficiencies with its 23 April 2014 filing on SEDAR of its audited annual financial statements for fiscal 2013 and its subsequent filing of financial statements for the first two quarters of fiscal 2014. As at the Report Date, the Company is preparing its application for a revocation order with the Commissions.

Short Term Loan

On 3 March2014, the Company received proceeds of $750,000 in the form of an interest free loan. The lender has agreed to convert the loan into common shares of the Company atsuch time as the common shares can be issued.

Share Purchase Warrants Activity

Exercises - No outstanding share purchase warrants were exercised.

New Issues – During the period, a total of 2,300,000 new warrants were issued.

  On 1 October 2013, the Company granted a total of 2,000,000 share purchase warrants as total compensation to two arm’s length parties in exchange for investor relations and other financial services to the Company. Each warrant has a term of one year and an exercise price of $0.05 per common share.

  On 23 October 2013, pursuant to a private placement agreement, the Company issued 300,000 units for total proceeds of $15,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant has a term of three years and an exercise price of $0.10 per common share.

Expiry–No share purchase warrants expired during this period.

Amendments – No amendments were made to the terms of any outstanding share purchase warrants.

Incentive Stock Options Activity

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry – No outstanding incentive stock options expired.

Amendments – No amendments were made to the terms of any outstanding incentive stock options.

Conversion Rights Activity

Exercises - There were no exercises of outstanding conversion rights.

New Issues – There were no new conversion rights issued.

Expiry – No outstanding conversion rights expired.

Amendments – There were no amendments to the terms of any outstanding conversion rights.

Shares Issues

Subsequent to the end of the First Quarter and prior to the Report Date of this MD&A, a total of 300,000 new common shares were issued.

New Issue – On 23 October 2013, a total of 300,000 common shares were issued pursuant to a private placement.

SHAREHOLDING

As at the Report Date of this MD&A, the Company's share capital is issued or held in reserve as follows:

  123,615,381 common shares are issued and outstanding.

  15,800,000 unexercised stock options are issued and outstanding.

  14,105,500 unexercised warrants is issued and outstanding.

  5,000,000 common shares are held in reserve against possible conversion of a $250,000 note.

  Nil preferred shares are issued and outstanding.

FINANCIAL RESULTS OF OPERATIONS

Summary of Quarterly Results

The following table sets out selected and unaudited financial information for the Company for its last eight quarters, and is derived from Interim Statements prepared by management in accordance with accounting policies consistent with IFRS.

				Basic and Diluted
			Income (loss) from	Income (Loss) per
			Continued	Share from Continued
			Operations and	Operations and Net
		Revenues	Net Income (loss)	Income (loss)
Period		$	$	$
1st	Quarter 2014	Nil	(189,866)	(0.00)
4th	Quarter 2013	Nil	47,508	0.00
3rd	Quarter 2013	Nil	(446,450)	(0.01)
2nd	Quarter 2013	Nil	(144,702)	(0.00)
1st	Quarter 2013	Nil	(156,471)	(0.00)
4th	Quarter 2012	Nil	(208,463)	(0.00)
3rd	Quarter 2012	Nil	(1,198,449)	(0.01)
2nd	Quarter 2012	Nil	(127,534)	(0.00)

  Quarterly results will vary in accordance with the Company’s own business activities but also with the performance of the Company’s "Affiliates", Visionaire, VTT, and RADA, as further described in Note-4 of the Interim Statements. The Company's uses the equity method of accounting for these Affiliates as also further described in the notes to the accompanying Interim Statements.

  The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favourable terms, the size and scope of the Company’s activity will increase.

  Another factor that affects the Company’s reported quarterly results are write-downs or write-offs of capitalized assets and its investments. The Company will write-down or write-off capitalized properties or assets when results indicate that no further work is warranted and also write-down or write-off its balances in investees if it determines that capitalized balances of these investments are impaired. The size and timing of these write-downs and write-offs cannot typically be predicted and affect the Company’s quarterly results. The Company regularly reviews its properties and investments for any indications of impairment.

  Non-cash costs such as share based payments expense and financing fees also affect the size of the Company’s quarterly income (loss).

Comparative Results of Operations- Current Quarter to Same Quarter Last Year

The financial results of the Company's operations for the First Quarter and three month period ended 30 September 2013 (the “Current Quarter”) are compared to the same three month period last year ended on 30 September 2012 (the “Comparative Quarter”) in the following discussion:

1)	Overall, the Company incurred a loss from operations during the Current Quarter of $189,866compared to a loss of $156,471for the Comparative Quarter, an increase of $33,395.

2)

The Company incurred a loss per share of $0.00 both in the Current Quarter and the Comparative Quarter. The increase in loss is primarily due to the Company using equity accounting for the losses of its affiliates.

3)

Total equity loss during the Current Quarter was $43,194 compared to $nil for the Comparative Quarter. The Company made the investment in the affiliates on 4 June 2013 during the fourth quarter for fiscal 2013. All of the Company’s other costs decreased slightly compared to the costs incurred during the Comparative Quarter as a result of lower overall activity of the Company during the Current Quarter.

4)	Cash used in operating activities during the Current Quarter totaled $24,457 compared with $116,659 in the Comparative Quarter.

5)	Cash from investing activities during the Current Quarter was $nil while the Company expended $5,423 during the Comparative Quarter on purchase of equipment.

Liquidity at the End of the First Quarter

As at 30 September 2013, the Company’s Interim Statements reflect a working capital deficit of $865,189 compared to a working capital deficit of a $744,692 at the 30 June 2013 end of the previous quarter. The Company generated $20,239 from financing activities during the Current Quarter which included proceeds from private placements and loans from related parties. The Company made principal and interest payments to related parties during the Current Quarter, in the amount of $15,462.

Capital Resources

The Company has no significant operations that generate cash flow and its long term financial success is dependent on management’s ability to identify and conclude oil, gas, and alternative energy investments with a likelihood of success. These undertakings can take many years and are subject to factors that are beyond the Company’s control.

In order to finance the Company’s growth and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise funds, including the health of the energy and resource markets, the climate for investment, the Company’s track record, and the experience and calibre of its management.

The Company may not have sufficient funds to meet its administrative and new business development activities over the next twelve months. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

Risks and Uncertainties

The Company has no history of profitable operations and is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

There is no certainty that the money the Company spends on new business development or that the investments it makes will result in significant revenue growth to the Company. The long-term profitability of the Company's operations will in part be related to the success of its investments and the performance of current and future Affiliates, all of whom may be affected by a number of factors that are beyond the control of the Company.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Segment Information

The Company operates in the business sector of acquiring participating equity interests in oil, gas, and alternative energy projects, producers, and related services providers doing business outside of North America. The Company's assets are segmented on a geographical basis as follows:

As at:	30 September 2013	30 June 2013
Segment
Europe	819,181	862,375
North America	-	-
Southeast Asia	8,228	9,403
Total Non-Current Assets - $	827,409	871,778

ADDITIONAL DISCLOSURE

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements not already disclosed elsewhere in the MD&A.

Material Contracts & Commitments

During the period, no new material contracts or commitments were undertaken, not elsewhere disclosed herein or in the Interim Statements for the period ended 30 September 2013.

Significant Equity Investment in Affiliates

On 4 June 2013, the Company acquired 51% of the shares of Visionaire Energy AS, a privately held Norwegian holding company, by issuing 20 million of its common shares having a fair value of $900,000. As the Company has a controlling interest, Visionaire’s accounts are consolidated and the non-controlling interest is recorded in the consolidated statement of financial position. The principal assets of Visionaire are its shareholdings in two separate, privately owned, Norwegian offshore oil and gas service providers. Visionaire owns a 49% equity interest in VTT Maritime AS and a 41% equity interest in RADA Engineering and Consulting AS. Visionaire maintains significant influence over both assets and accounts for both using the equity method.

The Company considers Visionaire, VTT, and RADA to be its "Affiliates". The Affiliates have operating businesses which are considered to be significant to the operations of the Company. Combined summarized information for the Company’s Affiliates is as follows:

30 September
2013
$
Current assets	3,285,149
Long-term assets	411,763
Total assets	3,696,911

Current liabilities	3,997,420
Long-term liabilities	102,490
Total liabilities	4,099,910
Net liabilities	(402,999)

Proportionate share of net liabilities for the Company	(155,426)
Value of proportionate net liabilities prior to the acquisition by the Company	148,658
Value of investment on acquisition	825,232
Impact of foreign exchange	717
Carrying value of investments in the Interim Statements	819,181

$
Revenue	2,580,096
Cost of sales	(384,847)
Gross margin	2,195,249

Administrative and other expenses	(2,282,158)

Net loss from operations for the three month period ended 30 September 2013	(86,909)

The Company’s gross share of loss for the three month period ended 30 September 2013	(43,194)
Equity investee’s share of loss attributable to non-controlling interest	21,165

Net loss from equity investees for the three month period ended 30 September 2013	(22,029)

As of the Report Date, neither of the Company’s equity investees have any contingent issuance of shares that may affect the Company’s proportionate share of income (loss) from such investees.

Related Party Transactions

Details of the transactions and balances between the Company and its related parties are disclosed below.

a)	Transactions with related parties and related party balances

As at 30 September 2013, $326,532 (30 June 2013 - $260,925) was payable to officers of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

As at 30 September 2013, there was a loan payable of $22,673 (30 June 2013 - $27,107) to an officer of the Company. The note accrued interest at a rate of 10% per annum, is unsecured and was originally due on 21 September 2013, the Company is currently negotiating new terms. During the period ended 30 September 2013, interest expense in the amount of $328 (2012 - $280) was accrued. The Company’s total repayment amounted to $4,761 during the three months ended 30 September 2013.

b)	Compensation of key management personnel

	For the three months ended
	30 September 2013	30 June 2013
Management and consulting fees - $	67,500	67,500

Investor Relations, Publicity and Promotion

No material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed above.

Financial Advice, New Business Consulting, Finder's Agreements, & Fund Raising

No material new arrangements, or modifications to existing agreements, were made by the Company for financial advice, new business consulting, finder's arrangements, or fund raising which are not otherwise already disclosed above.

Critical Accounting Policies and Estimates

The preparation of these Interim Statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and related notes to those financial statements.

Actual results could differ from those estimates. Judgments, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgments, estimates and assumptions are accounted for prospectively.

In preparing the Company’s Interim Statements, significant judgments may be made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited consolidated financial statements for the year ended 30 June 2013.

Financial Instruments

The Company’s financial instruments as at 30 September 2013 consist of cash, receivables, accounts payable and accrued liabilities, loan payable to related party and convertible debt. The fair value of these instruments approximates their carrying value. There were no off-balance sheet financial instruments.

Cash, other than the minor amounts of Indonesian Rupiahs and Norwegian Krone, consist solely of cash deposits with major Canadian banks.

The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates involving the Canadian dollar, Indonesian Rupiah or Norwegian Krone.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business development and to maintain a flexible capital structure for its projects for the benefits of its stakeholders.

The Company's principal source of funds is from the issuance of common shares. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments.

The Company’s investment policy is to invest its cash in liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the period ended 30 September 2013.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and other business development costs is provided in the Company’s statement of loss and comprehensive loss contained in its Interim Statements for the period ended 30 September 2013.

Approval

The Company’s Board of Directors has delegated the responsibility and authority for approving quarterly financial statements and MD&A to the Audit Committee.

The Audit Committee approved the Interim Statements on 30 April 2014 and this amended MD&A on 15 July 2014.

Additional Information

Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation

Except for any contingencies elsewhere disclosed herein, or in the Interim Statements for the period ended 30 September 2013 published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. The financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the year and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements since its fiscal year end 2004. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

FORWARD-LOOKING INFORMATION

Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of reserves and resources, the realization of reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of oil and gas operations, environmental risks, permitting risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; changes in project parameters as plans continue to be refined; future prices of resources; possible variations in resource reserves; accidents, labour disputes and other risks of the oil and gas and alternative energy industries; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as those factors detailed from time to time in the Company's interim and annual financial statements which are filed and available for review on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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